[LOGO of iMagicTV]
All amounts in U.S. dollars

                                 news release

Investor Relations Contact:                        Media Contact:
Tracy Torena                                       Rob Begg
iMagicTV                                           iMagicTV
800-660-0333                                       800-660-0333
ttorena@imagictv.com                               rbegg@imagictv.com
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                    iMagicTV Reports Third Quarter Results

SAINT JOHN, NEW BRUNSWICK, CANADA - Jan. 10, 2002 - iMagicTV (Nasdaq: IMTV and
TSE: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services, today announced its financial results for the third fiscal quarter ended November 30, 2001.

     Revenues for the third quarter were $337,000, a decrease of $1.8 million compared with $2.2 million in the third quarter of last year. Approximately $1.7 million of this decrease is attributable to the absence of non-recurring license fees that were recorded in the third quarter a year ago. The loss for the third quarter, excluding non-cash stock-based compensation charges, depreciation and a restructuring charge, was $4.1 million, or $0.17 per basic share, compared to a net loss of $2.7 million, or $0.14 per basic share, in the third quarter of last year. Including a restructuring charge, the net loss for the third quarter of fiscal 2002 was $5.2 million, or $0.21 per basic share. This number excludes non-cash stock-based compensation charges and depreciation. As of November 30, 2001, iMagicTV had working capital of $47.2 million, which included cash and short-term investments of $48.4 million.

     Marcel LeBrun, president and chief executive officer said, "The continued slowdown in capital spending in the telecommunications industry, fueled by the uncertain outlook for the general economy, has caused our customers to be more cautious in introducing new services. This has extended the market trials of our software and delayed commercial deployments, thereby leading to much lower license revenues than we had expected. To offset this change, we instituted cost containment actions in the first eight months of the year, which are reflected in a year-to-year decrease of 13% in recurring operating expenses in the third quarter. The prospect for a continuation of this slowdown, however, led us to execute a restructuring plan in November 2001 to adjust our organization to these industry-wide conditions. We expect further reductions in operating expenses in the fourth quarter as the full impact of the restructuring plan is realized and expect to achieve annualized cost savings starting in fiscal 2003 of approximately $10 million compared with fiscal 2002. During this time we have also taken steps to increase our efficiency and productivity with the intent of continuing to deliver consistently high quality customer service and product development with a smaller infrastructure."

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iMagicTV Reports Third Quarter Results
Page 2
January 10, 2002
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     "The iMagicTV solution is a commercially deployed system that enables telephone companies to satisfy the increasing consumer demand for broadband entertainment. Although it is difficult to gauge when this slowdown will end, we are confident that this delay of commercial deployment commitments from our customers will prove temporary. We are especially encouraged by recent events, including declining hardware prices, improved video compression capabilities and the commercial deployment of multiple television sets per household over ADSL. We anticipate that each of these events will improve the business case for service providers to start commercial deployment of broadband entertainment. We are further encouraged by the increasing interest by major global telecommunications companies in market trials of our software and products in the next year. We believe our strong cash position enhances our competitive appeal as a stable supplier, and we remain active in working with service providers around the world to capitalize on the opportunity that iMagicTV provides them."

About iMagicTV

     iMagicTV (Nasdaq: IMTV and TSE: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

     Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK and its Asia Pacific headquarters in Singapore. The Company also has offices located in the United States. For more information, visit www.imagictv.com.
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iMagicTV Reports Third Quarter Results
Page 3
January 10, 2002


                                 ImagicTV Inc.
                      Condensed Consolidated Statement of
                                   Operations
                         (In thousands of U.S. dollars,
                           except per share amounts)

                                                             Three months ended                 Nine months ended
                                                     -------------------------------      ---------------------------
                                                      November 30        November 30       November 30    November 30
                                                         2001               2000              2001           2000
                                                     -------------      ------------      -------------  ------------

                                                      (unaudited)        (unaudited)       (unaudited)    (unaudited)
Revenues:
   License fees                                      $          -        $    1,662        $       522    $     3,715
   Royalty fees                                                39               142                158            212
   Services                                                   298               357              2,110            693
   Equipment                                                    -                 4                  -          1,110
                                                     ------------        ----------        -----------    -----------
Total revenues                                                337             2,165              2,790          5,730
                                                     ------------        ----------        -----------    -----------
Cost of Services
   Services                                                   469               585              2,140          1,217
   Equipment                                                    -                 4                  -          1,033
                                                     ------------        ----------        -----------    -----------
Total cost of revenues                                        469               589              2,140          2,250
                                                     ------------        ----------        -----------    -----------

Gross profit (loss)                                          (132)            1,576                650          3,480
                                                     ------------        ----------        -----------    -----------
Operating expenses:
   Sales and marketing                                      2,028             1,968              7,149          4,592
   Research and development                                 1,375             2,241              4,985          5,127
   General and administrative                                 777               617              3,292          1,472
   Depreciation                                               500               310              1,394            793
   Stock-based compensation                                   161               255                454            347
   Restructuring costs                                      1,162                 -              1,162              -
                                                     ------------        ----------        -----------    -----------
Total operating expenses                                    6,003             5,391             18,436         12,331
                                                     ------------        ----------        -----------    -----------

Loss from operations                                       (6,135)           (3,815)           (17,786)        (8,851)
Interest income, net                                          326               184              1,483            263
Foreign exchange gain (loss), net                             (52)              421                 18            458
                                                     ------------        ----------        -----------    -----------

Loss before income taxes                                   (5,861)           (3,210)           (16,285)        (8,130)
Provision for income taxes                                    (32)               (7)              (180)           (37)
                                                     ------------        ----------        -----------    -----------
Net loss for the period                              $     (5,893)       $   (3,217)       $   (16,465)   $    (8,167)
                                                     ============        ==========        ===========    ===========

   Basic and diluted net loss per share              $      (0.24)       $    (0.16)       $     (0.67)   $     (0.45)
                                                     ============        ==========        ===========    ===========
Weighted average number of shares
used in computing basic and diluted
   net loss per share (000s)                               24,599            19,586             24,599         18,228
                                                     ============        ==========        ===========    ===========
Adjusted net loss:
   Net loss for the period                           $     (5,893)       $   (3,217)       $   (16,465)   $    (8,167)
   Add back of non-cash based charges:
    Stock-based compensation charge                           161               255                454            347
    Depreciation                                              500               310              1,394            793
   Add back of non-recurring charges:
    Restructuring costs                                     1,162                 -              1,162              -
                                                     ------------        ----------        -----------    -----------

Adjusted net loss                                    $     (4,070)       $   (2,652)       $   (13,455)   $    (7,027)
                                                     ============        ==========        ===========    ===========

Adjusted basic and diluted net loss per share        $      (0.17)       $    (0.14)       $     (0.55)   $     (0.39)
                                                     ============        ==========        ===========    ===========

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iMagicTV Reports Third Quarter Results
Page 4
January 10, 2002
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                                 ImagicTV Inc.
                     Condensed Consolidated Balance Sheet
                        (In thousands of U.S. dollars)


                                                                           November 30,      February 28,
                                                                               2001              2001
                                                                            ----------       ----------
                                                                           [unaudited]
Assets
Current assets:
     Cash and cash equivalents                                              $    7,947       $    1,332
     Short-term investments                                                     40,404           59,428
     Accounts receivable, trade, net of allowance of $650                        1,206            5,680
        (February 28, 2001 - nil)
     Instalment receivables                                                          -              705
     Inventory                                                                     214              295
     Prepaid expenses, deposits and other receivables                              825            1,436
                                                                            ----------       ----------

Total current assets                                                            50,596           68,876
                                                                            ----------       ----------

Capital assets                                                                   2,482            2,970
                                                                            ----------       ----------

Total assets                                                                $   53,078       $   71,846
                                                                            ==========       ==========

   Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                       $      688       $    1,055
     Accrued liabilities                                                         1,947            3,823
     Deferred revenue and customer deposits                                        675            1,119
     Current portion of long-term debt                                              70               72
                                                                            ----------       ----------

Total current liabilities                                                        3,380            6,069
                                                                            ----------       ----------

Long-term debt                                                                   1,537            1,577
                                                                            ----------       ----------

Shareholders' equity:
     Authorized:
       Unlimited common shares, no par value
       Unlimited preferred shares, no par value
     Issues and outstanding:
       24,598,442 Common Shares
        (February 28, 2001 - 24,592,624)                                        87,102           87,678
     Deferred stock-based compensation                                          (1,668)          (2,670)
     Accumulated deficit                                                       (36,747)         (20,282)
     Reporting currency translation adjustments                                   (526)            (526)
                                                                            ----------       ----------

Total shareholders' equity                                                      48,161           64,200
                                                                            ----------       ----------

Total liabilities and shareholders' equity                                  $   53,078       $   71,846
                                                                            ==========       ==========

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iMagicTV Reports Third Quarter Results
Page 5
January 10, 2002
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Cautionary Note Regarding Forward-looking Statements Under the Private
Securities Litigation Reform Act of 1995: Information in this release that involves iMagicTV's projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about iMagicTV's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to iMagicTV as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. These and other factors are risks associated with our business that may affect our operating results, which are discussed in the Company's filings with the U.S. Securities and Exchange Commission (SEC).

NOTE TO MEDIA, ANALYSTS AND INVESTORS:
Media, analysts and investors are invited to participate in a conference call to review iMagicTV's fiscal 2002 third quarter financial results.

Thursday, January 10, 2002 - 4:30 pm (Eastern Time)

To participate in this conference call, please call the following approximately five minutes before the call (4:25 pm Eastern Time):

(913) 981-5581

If you experience problems during the call or reaching the number above, please call Corporate Communications Incorporated at (615) 254-3376.

You can also access the conference call via an audio Web cast by visiting the following link:

http://companyboardroom.com/
----------------------------

A replay of the conference call will be available at this web site for a period of 30 days.

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